December 6, 2006




VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

         Re:      CHINAGROWTH NORTH ACQUISITION CORPORATION
                  CHINAGROWTH SOUTH ACQUISITION CORPORATION
                  AMENDMENTS NO. 4 TO
                  REGISTRATION STATEMENTS ON FORM F-L
                  FILED NOVEMBER 6, 2006
                  FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

         On behalf of ChinaGrowth North Acquisition Corporation ("CHINAGROWTH NORTH") and ChinaGrowth South Acquisition Corporation ("CHINAGROWTH SOUTH", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 5 ("AMENDMENTS NO. 5") to the Registration Statements on Form F-1 filed by the Company (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper and Thomas Kluck.

         This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated November 17, 2006.

         In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

GENERAL

1. IN THE RISK FACTORS AND BUSINESS SECTIONS, PLEASE CLEARLY DISCLOSE AT WHAT POINT IN THE LIQUIDATION PROCESS, THE COMPANY WOULD DISTRIBUTE THE FUNDS HELD IN TRUST. ALSO REVISE THE SUMMARY, TO BRIEFLY INCLUDE THIS DISCLOSURE AND THE LIQUIDATION PROCESS.

         RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure in the summary on page 8, the risk factors section on pages 13 and 14 and the business section on page 54 to disclose that the Company anticipates it will distribute the funds held in trust shortly after the expiration of the 21 day notice period to creditors of the liquidator's intention to make a distribution of the funds held in trust. We respectfully submit that the disclosure on page 54 of the Registration Statements fully and accurately discloses the liquidation process.

PROSPECTUS SUMMARY, PAGE 1

LIQUIDATION REDEMPTION AND DISSOLUTION IF NO BUSINESS COMBINATION, PAGE 8

2. WE NOTE YOUR RESPONSE TO COMMENT EIGHT FROM OUR LETTER DATED OCTOBER 25, 2006 AND WE REISSUE OUR PRIOR COMMENT. WE WERE UNABLE TO LOCATE THE ADDITIONAL DISCLOSURE ON PAGE 8 AS REFERENCED IN YOUR RESPONSE. PLEASE BRIEFLY DISCLOSE IN THIS SUBSECTION, THE RISK THAT THE FUNDS HELD IN TRUST COULD BE SUBJECT TO CREDITORS' CLAIMS.

         RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on page 8 accordingly.

RISK FACTORS, PAGE 11

3. WE NOTE THAT THE RISK FACTOR, ON PAGES 16 AND 17 UNDER THE CAPTION "OUR OFFICER AND DIRECTORS ARE CURRENTLY AFFILIATED ...," DISCUSSES TWO SEPARATE RISKS. PLEASE REVISE TO SEPARATE THE RISK OF CONFLICTING FIDUCIARY DUTIES FROM THE RISK OF SEEKING A BUSINESS COMBINATION WITH A TARGET BUSINESS WITH WHICH ONE OR MORE OF YOUR EXISTING SHAREHOLDERS MAY BE AFFILIATED.

         RESPONSE: Pursuant to the SEC's comment, we have revised the risk factor to separate the risk of conflicting fiduciary duties from the risk of seeking a business combination with a target business with which one or more of the Company's existing shareholders may be affiliated. Please see pages 16 and 17 for our revised disclosure.

4. WE NOTE THE DISCLOSURE ON PAGE 17 THAT "IF WE BECOME AWARE OF AN OPPORTUNITY TO SEEK A BUSINESS COMBINATION WITH A TARGET BUSINESS WITH WHICH ONE OR MORE EXISTING SHAREHOLDERS MAY BE AFFILIATED, CONFLICTS OF INTEREST COULD ARISE IN CONNECTION WITH NEGOTIATING THE TERMS OF AND COMPLETING THE BUSINESS COMBINATION." IN THIS RISK FACTOR AND IN THE BUSINESS SECTION, PLEASE DISCUSS THESE CONFLICTS OF INTEREST IN MORE DETAIL, THE TYPES OF AFFILIATIONS AND WHETHER THE CONFLICTS WOULD INCLUDE AFFILIATIONS WITH OFFICERS AND DIRECTORS. ALSO DISCUSS WHETHER THE COMPANY WOULD SEEK A FAIRNESS OPINION IN THIS SITUATION AND, IF NOT, PLEASE EXPLAIN WHY.

         RESPONSE: The Company's existing shareholders are not currently aware of any opportunity to seek a business combination with a target business with which one or more of the existing shareholders are affiliated. We have stated this fact throughout the filing and management is well aware of their obligations in this area. However, we have disclosed potential conflicts as a risk factor because there is a potential for such a conflict in the future if management of the Company becomes aware of an opportunity to seek a business combination with a target business with which an existing shareholder is affiliated. As we have disclosed in the first risk factor on page 15 and on page 66 of the "Conflicts of Interests" section, in the event the Company decides to pursue such a business combination, it will seek a fairness opinion. Pursuant to the SEC's comment, we have added similar disclosure to the first full risk factor on page 17.

PROPOSED BUSINESS, PAGE 44

SOURCES OF TARGET BUSINESSES, PAGE 49

5. WE NOTE THE DISCLOSURE ON PAGE 17 THAT, "IN ADDITION, CERTAIN OF OUR OFFICERS AND DIRECTORS HAVE HAD DISCUSSIONS ON BEHALF OF THEIR AFFILIATED ENTITIES TO ACQUIRE TARGET COMPANIES IN THE PRC." PLEASE DISCUSS WHETHER THE COMPANY COULD ENTER INTO A BUSINESS COMBINATION WITH ANY OF THESE ENTITIES IN THE PRC. IF SO, PLEASE DISCLOSE THE NATURE OF THE DISCUSSIONS WITH THESE ENTITIES, THE NAMES OF THESES ENTITIES, INCLUDING THEIR LOCATION AND TYPES OF BUSINESS, AND ANY UNDERSTANDINGS OR AGREEMENTS BETWEEN THE COMPANY, ITS OFFICERS, DIRECTORS OR THEIR AFFILIATES, AND THESE ENTITIES. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure in the first full risk factor on page 17 to affirmatively state that the Company will not enter into a business combination with any entities which the Company's officers and directors have had discussions with or on behalf of their affiliated entities to acquire target companies in the PRC.

6. PLEASE DISCUSS WHETHER THE COMPANY, OR ANY OF ITS OFFICERS, DIRECTORS AND SHAREHOLDERS, HAS HAD ANY DISCUSSIONS WITH AFFILIATES OF THE OFFICERS, DIRECTORS OR SHAREHOLDERS OF THE COMPANY, REGARDING A POSSIBLE BUSINESS COMBINATION BETWEEN THE COMPANY AND AN ENTITY IN THE PRC. IF SO, PLEASE DISCUSS THE NATURE OF THESE DISCUSSIONS, INCLUDING ANY POSSIBLE TARGETS AND/OR UNDERSTANDINGS BETWEEN THE COMPANY, OR ITS OFFICERS, DIRECTORS AND SHAREHOLDER, AND THE AFFILIATES OF THE OFFICERS, DIRECTORS AND SHAREHOLDERS OF THE COMPANY REGARDING A POSSIBLE BUSINESS COMBINATION WITH THE COMPANY AND A BUSINESS IN THE PRC.

         RESPONSE: As described on pages 1, 11, 18, 37, 44, and 49, the Company and its officers, directors and shareholders have not had any discussions with any entities, including affiliates of the Company's officers, directors and shareholders, regarding a possible business combination with the Company.

7. WE NOTE THAT CHUM INVESTMENT CORPORATION HAS BEEN UTILIZED BY PRIOR BLANK CHECK COMPANIES WITH WHICH MANAGEMENT HAS BEEN ASSOCIATED. CLARIFY WHETHER THERE IS ANY UNDERSTANDING, PRELIMINARY OR OTHERWISE, REGARDING CHUM'S OR ANY OTHER ENTITY'S ROLE OR FUTURE ROLE IN IDENTIFYING TARGET COMPANIES FOR THE COMPANY. ALSO, CLARIFY WHETHER ANY AFFILIATED COMPANY, INCLUDING CHUM, IS INFORMALLY SEARCHING FOR TARGET OPPORTUNITIES BASED UPON ITS KNOWLEDGE THAT THE COMPANY IS IN REGISTRATION. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: We have previously disclosed in the second full risk factor on page 17 that none of the Company's officers and directors has ever been affiliated with a blank check company. Although Chum Investment Corporation has acted on behalf of certain target companies as disclosed under "Management" on page 62, it has not acted on behalf of prior blank check companies. There is no understanding, preliminary or otherwise, regarding Chum's or any other entity's role or future role in identifying target companies for the Company. In addition, no entities, including Chum and all other entities affiliated with the Company, are informally searching for target opportunities based upon its knowledge that the Company is in registration.

8. CLARIFY WHETHER YOU HAVE FORMALLY OR INFORMALLY INFORMED ANY ENTITY THAT YOU ARE IN REGISTRATION WITH THE UNDERSTANDING THAT THEY MAY COMMENCE SEARCHING FOR TARGETS PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT. CLARIFY YOUR POLICY REGARDING ANY OPPORTUNITIES THAT THIRD PARTIES MAY BE AWARE OF PRIOR TO THE COMPLETION OF THE IPO. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: As discussed on page 49, the Company has not formally or informally informed any entity that it is in registration with the understanding that the entity may commence searching for targets. The Company's policy is that it will not seek opportunities for a business combination until completion of the IPO. Management is therefore not aware of any opportunities that third parties may be aware of prior to the completion of the IPO.

9. PLEASE DISCUSS WHETHER THE COMPANY COULD ENTER INTO A BUSINESS COMBINATION WITH A TARGET BUSINESS THAT AN OFFICER OR DIRECTOR OF THE COMPANY WAS AWARE OF FROM HIS OR HER SEARCH OF TARGET BUSINESSES WHEN SUCH OFFICER OR DIRECTOR WAS ASSOCIATED WITH A PRIOR BLANK CHECK COMPANY.

         RESPONSE As discussed in our response to comment number 7 above, we have disclosed in the second full risk factor on page 17 that none of the Company's officers and directors has ever been affiliated with a blank check company. As a result, none of the officers and directors of the Company are aware of any such business opportunities.

FAIR MARKET VALUE OF TARGET BUSINESS, PAGE 51

10. WE NOTE YOUR RESPONSE TO COMMENT SIX FROM OUR LETTER DATED OCTOBER 25, 2006. PLEASE INCLUDE YOUR RESPONSE IN THIS SUBSECTION SINCE SUCH INFORMATION WOULD BE IMPORTANT TO INVESTORS. PARTICULARLY, ENSURE TO INCLUDE YOUR STATEMENT THAT "THE FAIR MARKET VALUE OF THE PORTION OF THE TARGET BUSINESS ACQUIRED MUST BE EQUAL TO 80% OF OUR NET ASSET HELD IN TRUST (NET OF TAXES) AT THE TIME OF SUCH ACQUISITION."

         RESPONSE: Pursuant to the SEC's comment, we have included the necessary disclosure on page 51 of the Registration Statements.

MANAGEMENT, PAGE 62

CONFLICTS OF INTEREST, PAGE 64

11. WE NOTE YOUR RESPONSE TO COMMENT FOUR FROM OUR PREVIOUS LETTER AND WE REISSUE IN PART OUR PRIOR COMMENT. WE NOTE THE DISCLOSURE ON PAGE 66 THAT, "FURTHERMORE, IN ORDER TO MINIMIZE POTENTIAL CONFLICTS OF INTEREST WHICH MAY ARISE FORM OUR DIRECTORS' MULTIPLE AFFILIATIONS ... OUR DIRECTORS HAVE AGREED TO PRESENT TO US FOR OUR CONSIDERATION, PRIOR TO PRESENTATION TO ANY OTHER PERSON OR ENTITY, ANY SUITABLE OPPORTUNITY TO ACQUIRE AN OPERATING BUSINESS ... SUBJECT TO ANY PRE-EXISTING FIDUCIARY OBLIGATIONS THE DIRECTOR MIGHT

         HAVE." (EMPHASIS ADDED). IN ORDER TO GIVE ANY MEANING TO THE FIRST PART OF THE STATEMENT, IN THIS CONTEXT, PLEASE DESCRIBE ANY PRE-EXISTING FIDUCIARY OBLIGATIONS THE DIRECTORS MIGHT HAVE.

         RESPONSE: The Company's directors do not presently have any fiduciary obligations to any other entities. In the future, however, such conflicts could arise if the Company's directors also become directors of another similarly situated company in the United States. In such case, a director of the Company may become aware of a business opportunity through his position as director of the other company and therefore would have a pre-existing fiduciary obligation to that company with respect to the business opportunity. We have disclosed this potential conflict of interest on pages 16 and 66 of the Registration Statements.

                                     *****

         If you have any questions, please contact the undersigned at 212-335-4998.



                                                      Sincerely,



                                                      William Haddad


               cc:    Mr. Jin Shi,
                      ChinaGrowth North Acquisition Corporation

                      Mr. Michael Zhang,
                      ChinaGrowth South Acquisition Corporation
         .